                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                   _________________________________________
                                 SCHEDULE 13D
                                (Rule 13d-101)


 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
              AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)


                               (Amendment No. 4)

                         BioSource International, Inc.

                              __________________
                               (Name of Issuer)

                   Common Stock, par value $0.001 per share

                          ___________________________
                        (Title of Class of Securities)

                                   09066H104
                                   ---------
                                (CUSIP Number)

                              Genstar Capital LLC
                       555 California Street, Suite 4850
                        San Francisco, California 94104
                                (415) 834-2350

                ______________________________________________
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                   Copy to:
                                Scott R. Haber
                               Latham & Watkins
                       505 Montgomery Street, Suite 1900
                     San Francisco, California 94111-2562
                                (415) 391-0600

                              September 15, 2000

              __________________________________________________
            (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                        (Continued on following pages)

                                 SCHEDULE 13D
--------------------------                          --------------------------
CUSIP No. 09066H104                                  Page 2 of 12 Pages
--------------------------                          --------------------------
------------------------------------------------------------------------------
 1. Names of Reporting Person

               Genstar Capital LLC
------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group          (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
 3.   SEC Use Only
------------------------------------------------------------------------------
 4.   Source of Funds

               AF, OO
------------------------------------------------------------------------------
 5.   Check Box if Disclosure of Legal Proceedings is Required Pursuant
      to Items 2(d) or 2(e) [_]
------------------------------------------------------------------------------
 6.   Citizenship or Place of Organization

               Delaware
------------------------------------------------------------------------------
                          Sole Voting Power
                     7.
     Number of
                          -0- shares of Common Stock
      Shares       -----------------------------------------------------------
                          Shared Voting Power
   Beneficially      8.
                          -2,967,220- shares of Common Stock (includes
     Owned By             1,262,542 shares of Common Stock issuable upon
                          exercise of Warrants)
                   -----------------------------------------------------------
       Each               Sole Dispositive Power
                     9
    Reporting             -0- shares of Common Stock

      Person       -----------------------------------------------------------
                          Shared Dispositive Power
       With          10
                          -2,967,220- shares of Common Stock (includes
                          1,262,542 shares of Common Stock issuable upon exercise of Warrants)
------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person

      -2,967,220- shares of Common Stock (includes 1,262,542 shares of Common Stock issuable upon exercise of Warrants)
------------------------------------------------------------------------------
12.   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
      [_]
------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)
               26.6%
------------------------------------------------------------------------------
      Type of Reporting Person
14
               OO
------------------------------------------------------------------------------

                                 SCHEDULE 13D
--------------------------                          --------------------------
CUSIP No. 09066H104                                  Page 3 of 12 Pages
--------------------------                          --------------------------
------------------------------------------------------------------------------
 1. Names of Reporting Person

               Genstar Capital Partners II, L.P.
------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group          (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
 3.   SEC Use Only
------------------------------------------------------------------------------
 4.   Source of Funds

               AF, OO
------------------------------------------------------------------------------
 5.   Check Box if Disclosure of Legal Proceedings is Required Pursuant
      to Items 2(d) or 2(e) [_]
------------------------------------------------------------------------------
 6.   Citizenship or Place of Organization

               Delaware
------------------------------------------------------------------------------
                          Sole Voting Power
                     7.
     Number of
                              -0- shares of Common Stock
      Shares       -----------------------------------------------------------
                          Shared Voting Power
   Beneficially      8.
                          -2,967,220- shares of Common Stock (includes
     Owned By             1,262,542 shares of Common Stock issuable upon
                          exercise of Warrants)
                   -----------------------------------------------------------
       Each               Sole Dispositive Power
                     9
    Reporting                 -0- shares of Common Stock

      Person       -----------------------------------------------------------
                          Shared Dispositive Power
       With          10
                          -2,967,220- shares of Common Stock (includes
                          1,262,542 shares of Common Stock issuable upon exercise of Warrants)
------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person

      -2,967,220- shares of Common Stock (includes 1,262,542 shares of Common Stock issuable upon exercise of Warrants)
------------------------------------------------------------------------------
12.   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
      [_]
------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)
               26.6%
------------------------------------------------------------------------------
      Type of Reporting Person
14
               PN
------------------------------------------------------------------------------

                                 SCHEDULE 13D
--------------------------                          --------------------------
CUSIP No. 09066H104                                  Page 4 of 12 Pages
--------------------------                          --------------------------
------------------------------------------------------------------------------
 1. Names of Reporting Person

               Stargen II LLC
------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group          (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
 3.   SEC Use Only
------------------------------------------------------------------------------
 4.   Source of Funds

               AF, OO
------------------------------------------------------------------------------
 5.   Check Box if Disclosure of Legal Proceedings is Required Pursuant
      to Items 2(d) Or 2(e) [_]
------------------------------------------------------------------------------
 6.   Citizenship or Place of Organization

               Delaware
------------------------------------------------------------------------------
                          Sole Voting Power
                     7.
     Number of
                              -0- shares of Common Stock
      Shares       -----------------------------------------------------------
                          Shared Voting Power
   Beneficially      8.
                          -57,480- shares of Common Stock (includes 24,458
     Owned By             shares of Common Stock issuable upon exercise of
                          Warrants)
       Each
                   -----------------------------------------------------------
    Reporting             Sole Dispositive Power
                     9
      Person                  -0- shares of Common Stock

       With        -----------------------------------------------------------
                          Shared Dispositive Power
                     10
                          -57,480- shares of Common Stock (includes 24,458 shares of Common Stock issuable upon exercise of Warrants)
------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person

      -57,480- shares of Common Stock (includes 24,458 shares of Common Stock issuable upon exercise of Warrants)
------------------------------------------------------------------------------
12.   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
      [_]
------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)
               0.6%
------------------------------------------------------------------------------
      Type of Reporting Person
14
               OO
------------------------------------------------------------------------------

                                 SCHEDULE 13D
--------------------------                          --------------------------
CUSIP No. 09066H104                                  Page 5 of 12 Pages
--------------------------                          --------------------------
------------------------------------------------------------------------------
 1.   Names of Reporting Person

               Jean-Pierre L. Conte
------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group          (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
 3.   SEC Use Only
------------------------------------------------------------------------------
 4.   Source of Funds

               PF, AF
------------------------------------------------------------------------------
 5.   Check Box if Disclosure of Legal Proceedings is Required Pursuant
      to Items 2(d) Or 2(e) [_]
------------------------------------------------------------------------------
 6.   Citizenship or Place of Organization

               United States of America
------------------------------------------------------------------------------
                          Sole Voting Power
                     7.
     Number of
                              -0- shares of Common Stock
      Shares       -----------------------------------------------------------
                          Shared Voting Power
   Beneficially      8.
                          -3,024,700- shares of Common Stock (includes
     Owned By             1,287,000 shares of Common Stock issuable upon
                          exercise of Warrants)
                   -----------------------------------------------------------
       Each               Sole Dispositive Power
                     9
    Reporting                 -0- shares of Common Stock

      Person       -----------------------------------------------------------
                          Shared Dispositive Power
       With          10
                          -3,024,700- shares of Common Stock (includes 1,287,000 shares of Common Stock issuable upon exercise of Warrants)
------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person

      -3,024,700- shares of Common Stock (includes 1,287,000 shares of Common Stock issuable upon exercise of Warrants)
------------------------------------------------------------------------------
12.   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
      [_]
------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)
               27.0%
------------------------------------------------------------------------------
      Type of Reporting Person
14
               IN
------------------------------------------------------------------------------

                                 SCHEDULE 13D
--------------------------                          --------------------------
CUSIP No. 09066H104                                  Page 6 of 12 Pages
--------------------------                          --------------------------
------------------------------------------------------------------------------
 1.   Names of Reporting Person

               Richard F. Hoskins
------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group          (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
 3.   SEC Use Only
------------------------------------------------------------------------------
 4.   Source of Funds

               PF, AF
------------------------------------------------------------------------------
 5.   Check Box if Disclosure of Legal Proceedings is Required Pursuant
      to Items 2(d) or 2(e) [_]
------------------------------------------------------------------------------
 6.   Citizenship or Place of Organization

               United States of America
------------------------------------------------------------------------------
                          Sole Voting Power
                     7.
     Number of
                              -0- shares of Common Stock
      Shares       -----------------------------------------------------------
                          Shared Voting Power
   Beneficially      8.
                          -3,024,700- shares of Common Stock (includes
     Owned By             1,287,000 shares of Common Stock issuable upon
                          exercise of Warrants)
                   -----------------------------------------------------------
       Each               Sole Dispositive Power
                     9
    Reporting                 -0- shares of Common Stock

      Person       -----------------------------------------------------------
                          Shared Dispositive Power
       With          10
                          -3,024,700- shares of Common Stock (includes
                          1,287,000 shares of Common Stock issuable upon exercise of Warrants)
------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person

      -3,024,700- shares of Common Stock (includes 1,287,000 shares of Common Stock issuable upon exercise of Warrants)
------------------------------------------------------------------------------
12.   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
      [_]
------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)
               27.0%
------------------------------------------------------------------------------
      Type of Reporting Person
14
               IN
------------------------------------------------------------------------------

                                 SCHEDULE 13D
--------------------------                          --------------------------
CUSIP No. 09066H104                                  Page 7 of 12 Pages
--------------------------                          --------------------------
------------------------------------------------------------------------------
 1.   Names of Reporting Person

               Richard D. Paterson
------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group          (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
 3.   SEC Use Only
------------------------------------------------------------------------------
 4.   Source of Funds

               PF, AF
------------------------------------------------------------------------------
 5.   Check Box if Disclosure of Legal Proceedings is Required Pursuant
      to Items 2(d) or 2(e) [_]
------------------------------------------------------------------------------
 6.   Citizenship or Place of Organization

               Canada
------------------------------------------------------------------------------
                          Sole Voting Power
                     7.
     Number of
                              -0- shares of Common Stock
      Shares       -----------------------------------------------------------
                          Shared Voting Power
   Beneficially      8.
                          -3,024,700- shares of Common Stock (includes
     Owned By             1,287,000 shares of Common Stock issuable upon
                          exercise of Warrants)
                   -----------------------------------------------------------
       Each               Sole Dispositive Power
                     9
    Reporting                 -0- shares of Common Stock

      Person       -----------------------------------------------------------
                          Shared Dispositive Power
       With          10
                          -3,024,700- shares of Common Stock (includes
                          1,287,000 shares of Common Stock issuable upon exercise of Warrants)
------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person

      -3,024,700- shares of Common Stock (includes 1,287,000 shares of Common Stock issuable upon exercise of Warrants)
------------------------------------------------------------------------------
12.   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
      [_]
------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)
               27.0%
------------------------------------------------------------------------------
      Type of Reporting Person
14
               IN
------------------------------------------------------------------------------

                                 SCHEDULE 13D
--------------------------                          --------------------------
CUSIP No. 09066H104                                  Page 8 of 12 Pages
--------------------------                          --------------------------
------------------------------------------------------------------------------
 1.   Name of Reporting Person

               Robert J. Weltman
------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group          (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
 3.   SEC Use Only
------------------------------------------------------------------------------
 4.   Source of Funds

               PF, AF
------------------------------------------------------------------------------
 5.   Check Box if Disclosure of Legal Proceedings is Required Pursuant
      to Items 2(d) or 2(e) [_]
------------------------------------------------------------------------------
 6.   Citizenship or Place of Organization

               United States of America
------------------------------------------------------------------------------
                          Sole Voting Power
                     7.
     Number of
                              -0- shares of Common Stock
      Shares       -----------------------------------------------------------
                          Shared Voting Power
   Beneficially      8.

     Owned By                 -0- shares of Common Stock

                   -----------------------------------------------------------
       Each               Sole Dispositive Power
                     9
    Reporting                 -0- shares of Common Stock

      Person       -----------------------------------------------------------
                          Shared Dispositive Power
       With          10
                              -0- shares of Common Stock

------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person

      -0- shares of Common Stock

------------------------------------------------------------------------------
12.   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
      [_]
------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)
               0.0%
------------------------------------------------------------------------------
      Type of Reporting Person
14.
               IN
------------------------------------------------------------------------------

          This Amendment No. 4 to Schedule 13D ("Amendment No. 4") amends the
Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on January 20, 2000, as amended (collectively, the "Schedule 13D") by the undersigned Reporting Persons relating to shares of common stock, par value $0.001 per share (the "Common Stock"), of BioSource International, Inc., a Delaware corporation ("BioSource" or the "Company"). Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings as set forth in the Schedule 13D.

Item 2. Identity and Background.
        -----------------------

          Item 2 to the Schedule 13D is hereby amended to add the following information:

          (a)-(c), (f). This statement is being filed by the Reporting Persons and Robert J. Weltman ("Mr. Weltman"). The agreement among the Reporting Persons and Mr. Weltman relating to the joint filing of this statement is attached as Exhibit 1 hereto.

          Mr. Weltman is a Vice President and a member (but not a managing member) of Genstar Capital and a member (but not a managing member) of Stargen, and his present principal occupation or employment is as a Vice President of Genstar Capital. Mr. Weltman's business address is 555 California Street, Suite 4850, San Francisco, California 94104. Mr. Weltman is a United States citizen.

          (d), (e). During the last five years, Mr. Weltman has not (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.
        -------------------------------------------------

          Item 3 to the Schedule 13D is hereby amended to add the following information:

          Pursuant to the terms of a Securities Purchase Agreement dated September 15, 2000 (the "Purchase Agreement") by and between BioSource, on the one hand, and Genstar Capital Partners, on the other hand, BioSource agreed to issue and sell, and Genstar Capital Partners agreed to purchase, 300,000 shares of Common Stock (the "Shares") for a purchase price per Share of $15.00, or an aggregate purchase price of $4,500,000. Subject to the terms of the Purchase Agreement, Genstar Capital Partners will assign the right to purchase (i) 3,333 of the Shares to Mr. Weltman, (ii) 30,000 of the Shares to Mr. Conte, (iii) 16,667 of the Shares to Mr. Hoskins and (iv) 16,667 of the Shares to Mr. Paterson.

          Genstar Capital Partners will fund the acquisition of the Shares with capital contributions from its partners. Messrs. Weltman, Conte, Hoskins and Paterson will fund the acquisition of the Shares with personal funds.

          A copy of the Purchase Agreement is attached hereto as Exhibit 4 and is incorporated by reference herein.

Item 4. Purpose of the Transaction.
        --------------------------

          Item 4 to the Schedule 13D is hereby amended to add the following information:

          Pursuant to the terms of a Securities Purchase Agreement dated September 15, 2000 (the "Purchase Agreement") by and between BioSource, on the one hand, and Genstar Capital Partners, on the other hand, BioSource agreed to issue and sell, and Genstar Capital Partners agreed to purchase, 300,000 shares of Common Stock (the "Shares") for a purchase price per Share of $15.00, or an aggregate purchase price of $4,500,000. Subject to the terms of the Purchase Agreement, Genstar Capital Partners will assign the right to purchase (i) 3,333 of the Shares to Mr. Weltman, (ii) 30,000 of the Shares to Mr. Conte, (iii) 16,667 of the Shares to Mr. Hoskins and (iv) 16,667 of the Shares to Mr. Paterson. A copy of the Purchase Agreement is attached hereto as Exhibit 4 and is incorporated by reference herein. A copy of the Amendment to the Investor Rights Agreement, which provides that the Shares shall constitute "Registrable Securities" under the Investor Rights Agreement, is attached hereto as Exhibit 5 and is incorporated by reference herein.

          Pursuant to Section 5.2(ii) of the Certificate of Designations, on September 21, 2000, the 364,244 shares of the Company's Series B Preferred Stock ("Series B Preferred Stock") held by Genstar Capital Partners and the 7,056 shares of Series B Preferred Stock held by Stargen were automatically converted into 1,456,976 shares of Common Stock and 28,224 shares of Common Stock, respectively.

Item 5. Interest in Securities of the Issuer.
        ------------------------------------

          Item 5 to the Schedule 13D is hereby amended to add the following information:

          (a) and (b). As a result of the conversion of the shares of Series B Preferred Stock described below under Item 5(c), Genstar Capital Partners beneficially owns 2,967,220 shares of Common Stock, which represents 26.6% of the Common Stock outstanding (assuming exercise of the Warrants held by Genstar Capital Partners). As a result of the conversion of the shares of Series B Preferred Stock described below under Item 5(c), Stargen beneficially owns 57,480 shares of Common Stock, which represents 0.6% of the Common Stock outstanding (assuming exercise of the Warrants held by Stargen). As a result of the conversion of the shares of Series B Preferred Stock described below under
Item 5(c), the Reporting Persons beneficially own 3,024,700 shares of Common Stock, which represents 27.0% of the Common Stock outstanding (assuming exercise of the Warrants held by Genstar Capital Partners and Stargen). As of the close of business on September 21, 2000, none of Messrs. Weltman, Conte, Hoskins or Paterson beneficially owned any Common Stock directly. Following Genstar Capital Partners' assignment of the right to purchase a portion of the Shares to each of Messrs. Weltman, Conte, Hoskins and Paterson and assuming the consummation of the sale of the Shares pursuant to the Purchase Agreement, (i) Mr. Weltman will acquire 3,333 shares of Common Stock, (ii) Mr. Conte will acquire 30,000 shares of Common Stock, (iii) Mr. Hoskins will acquire 16,667 shares of Common Stock and (iv) Mr. Paterson will acquire 16,667 shares of Common Stock.

          Genstar Capital Partners has the sole power to dispose or direct the disposition of the Warrants and shares of Common Stock which it holds directly or the shares of Common Stock issued upon exercise of such Warrants. Genstar Capital Partners does not have the power to vote or direct the vote of any of the shares of Common Stock which it would own upon exercise of such Warrants prior to the receipt of such shares of Common Stock upon exercise of such Warrants. Genstar Capital Partners has the power to vote or direct the vote of the shares of Common Stock which it holds directly.

          Genstar Capital is the sole general partner of Genstar Capital Partners and in such capacity may be deemed to have the power to dispose or direct the disposition of the Warrants and shares of Common Stock held by Genstar Capital Partners, and shares of Common Stock which Genstar Capital Partners would hold upon exercise of such Warrants, and to vote or direct the vote of such shares of Common Stock.

          Stargen has the sole power to dispose or direct the disposition of the Warrants and shares of Common Stock which it holds directly and the shares of Common Stock issued upon exercise of such Warrants. Stargen does not have the power to vote or direct the vote of any of the shares of Common Stock which it would own upon exercise of such Warrants prior to the receipt of such shares of Common Stock upon exercise of such Warrants. Stargen has the power to vote or direct the vote of the shares of Common Stock which it holds directly.

          Messrs. Conte, Hoskins and Paterson are the managers and managing directors of Genstar Capital and are members of Stargen, and Mr. Paterson is the Administrative Member of Stargen, and in such capacity may be deemed to have the power to dispose or direct the disposition of the Warrants and shares of Common Stock held by the Investors, and shares of Common Stock which the Investors would own upon exercise of such Warrants, and may be deemed to have the power to vote or direct the vote of such shares of Common Stock. Mr. Weltman is a Vice President and a member (but not a managing member) of Genstar Capital and a member (but not a managing member) of Stargen. Mr. Weltman does not have power to vote or dispose of, or to direct the voting or disposition of, any securities beneficially owned by Genstar Capital or Stargen. Mr. Weltman disclaims that he beneficially owns any shares of Common Stock beneficially owned by Genstar Capital Partners or Stargen, except to the extent of his economic interest therein.

          On and after the Closing Date (as defined in the Securities Purchase Agreement), each of Messrs. Weltman, Conte, Hoskins and Paterson will have the sole power to dispose or direct the disposition of, and to vote or direct the vote of, the shares of Common Stock that each of them will directly hold after the consummation of the transactions contemplated thereby.

          The Reporting Persons and Mr. Weltman may be deemed to be acting as a group in relation to their respective holdings in BioSource, but do not affirm the existence of any such group.

          Except as set forth in this Item 5(a)-(b), each of the persons named in this Item 5(a)-(b) disclaims beneficial ownership of any Common Stock owned beneficially or of record by any other person named in this Item 5(a)-(b).

          (c) Pursuant to the terms of a Securities Purchase Agreement dated September 15, 2000 (the "Purchase Agreement") by and between BioSource, on the one hand, and Genstar Capital Partners, on the other hand, BioSource agreed to issue and sell, and Genstar Capital Partners agreed to purchase, 300,000 shares of Common Stock (the "Shares") for a purchase price per Share of $15.00, or an aggregate purchase price of $4,500,000. Subject to the terms of the Purchase Agreement, Genstar Capital Partners will assign the right to purchase (a) 3,333 of the Shares to Mr. Weltman, (b) 30,000 of the Shares to Mr. Conte, (c) 16,667 of the Shares to Mr. Hoskins and (d) 16,667 of the Shares to Mr. Paterson. A copy of the Purchase Agreement is attached hereto as Exhibit 4 and is incorporated by reference herein. A copy of the Amendment to the Investor Rights Agreement, which provides that the Shares shall constitute "Registrable Securities" under the Investor Rights Agreement, is attached hereto as Exhibit 5 and is incorporated by reference herein.

          Pursuant to Section 5.2(ii) of the Certificate of Designations, on September 21, 2000, the 364,244 shares of the Company's Series B Preferred Stock ("Series B Preferred Stock") held by Genstar Capital Partners and the 7,056 shares of Series B Preferred Stock held by Stargen were automatically converted into 1,456,976 shares of Common Stock and 28,224 shares of Common Stock, respectively.

          (d)  Not applicable.

          (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect
        ---------------------------------------------------------------------
        to Securities of the Issuer.
        ---------------------------

          Item 6 to the Schedule 13D is hereby amended to add the following information:

          Pursuant to the terms of a Securities Purchase Agreement dated September 15, 2000 (the "Purchase Agreement") by and between BioSource, on the one hand, and Genstar Capital Partners, on the other hand, BioSource agreed to issue and sell, and Genstar Capital Partners agreed to purchase, 300,000 shares of Common Stock (the "Shares") for a purchase price per Share of $15.00, or an aggregate purchase price of $4,500,000. Subject to the terms of the Purchase Agreement, Genstar Capital Partners will assign the right to purchase (i) 3,333 of the Shares to Mr. Weltman, (ii) 30,000 of the Shares to Mr. Conte, (iii) 16,667 of the Shares to Mr. Hoskins and (iv) 16,667 of the Shares to Mr. Paterson. A copy of the Purchase Agreement is attached hereto as Exhibit 4 and is incorporated by reference herein. A copy of the Amendment to the Investor Rights Agreement, which provides that the Shares shall constitute "Registrable Securities" under the Investor Rights Agreement, is attached hereto as Exhibit 5 and is incorporated by reference herein.

Item 7.  Material to be Filed as Exhibits.
         --------------------------------

          Exhibit 1  Joint Filing Agreement.

          Exhibit 2 Power of Attorney (incorporated by reference to the Schedule 13D).

          Exhibit 3  Power of Attorney.

          Exhibit 4 Securities Purchase Agreement between BioSource and Genstar Capital Partners, dated as of September 15, 2000.

          Exhibit 5 Amendment, dated as of September 18, 2000, by and among BioSource, Genstar Capital Partners, Stargen, Russell D. Hays and George Uveges, to the Investor Rights Agreement, dated as of February 15, 2000, by and among BioSource, Genstar Capital Partners and Stargen.

                                   SIGNATURE
                                   ---------

          After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  September 22, 2000

                              GENSTAR CAPITAL LLC

                              By: /s/ Jean-Pierre L. Conte
                                  -------------------------
                              Name:   Jean-Pierre L. Conte
                              Its:    Managing Member


                              GENSTAR CAPITAL PARTNERS II, L.P.

                              By:  Genstar Capital LLC, its general partner


                              By: /s/ Jean-Pierre L. Conte
                                  -------------------------
                              Name:   Jean-Pierre L. Conte
                              Its:    Managing Member

                              STARGEN II LLC

                              By: /s/ Jean-Pierre L. Conte
                                  -------------------------
                              Name:   Jean-Pierre L. Conte
                              Its:    Member


                              /s/ Jean-Pierre L. Conte
                              --------------------------
                              Jean-Pierre L. Conte


                              /s/ Jean-Pierre L. Conte
                              --------------------------
                              Jean-Pierre L. Conte
                              Attorney-in-fact for
                              Richard F. Hoskins

                              /s/ Jean-Pierre L. Conte
                              --------------------------
                              Jean-Pierre L. Conte
                              Attorney-in-fact for
                              Richard D. Paterson

                              /s/ Jean-Pierre L. Conte
                              --------------------------
                              Jean-Pierre L. Conte
                              Attorney-in-fact for
                              Robert J. Weltman

                                 EXHIBIT INDEX
                                 -------------

          Exhibit 1  Joint Filing Agreement.

          Exhibit 2 Power of Attorney (incorporated by reference to the Schedule 13D).

          Exhibit 3  Power of Attorney.

          Exhibit 4 Securities Purchase Agreement between BioSource and Genstar Capital Partners, dated as of September 15, 2000.

          Exhibit 5 Amendment, dated as of September 18, 2000, by and among BioSource, Genstar Capital Partners, Stargen, Russell D. Hays and George Uveges, to the Investor Rights Agreement, dated as of February 15, 2000, by and among BioSource, Genstar Capital Partners and Stargen.

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